Exhibit 1.01

Coach, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2014

I.           Introduction

This report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2014, and relates to the process undertaken for Coach, Inc. (“Coach”) products that were contracted to be manufactured during calendar 2014 and that contain gold, tantalum, tin and/or tungsten (collectively the “3TG minerals”) that are necessary to the functionality or production of the products.

II.           Applicability of the Conflict minerals Rule to Coach

Coach, established in New York City in 1941, is a leading design house of modern luxury accessories and lifestyle collections with a rich heritage of pairing exceptional leathers and materials with innovative design. Coach is sold worldwide through Coach stores, select department stores and specialty stores, and through Coach’s website at www.coach.com. The information contained on Coach’s website is not incorporated by reference into this Conflict Minerals Report or the Form SD, of which it is a part, and should not be considered part of this Conflict Minerals Report or the Form SD.

Coach determined that it is subject to the requirements of the conflict minerals rule because of the degree of influence that it exercises over the design, materials, and components of some of its products that contain necessary 3TG minerals. Coach does not directly manufacture products but “contracts to manufacture”, and is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the origin of those ores reflect our circumstances and position in the supply chain, and we must rely on our direct suppliers to work with their upstream suppliers so that they may provide us with accurate information about the origin of necessary 3TG minerals in the products that we contract to manufacture.

The products covered by this report include the following, although not all of Coach’s products in each of these categories are in-scope for purposes of its compliance:
●	Fashion Accessories
●	Handbags
●	Jewelry
●	Footwear
●	Ready-to-Wear

1

For 2014, Coach identified 49 suppliers of potentially in-scope products.

III.           Coach’s Conflict Minerals Policy

Coach has adopted a policy for the supply chain of 3TG minerals (“the Conflict Minerals Policy”).

Coach believes in the dignity of, and respect for, individuals, as demonstrated in its policies on labor practices; Coach is concerned with the humanitarian abuses involved in the mining of 3TG minerals and subsequent financing of armed conflict. As such, Coach strives to deliver products to its consumers manufactured in an ethical way consistent with our humanitarian beliefs and to be compliant with the laws in the countries in which we operate. To enable this, Coach has adopted the following practices:

●	Instituted an assessment of its supply chain to identify areas where there is a high possibility of 3TG mineral use in its existing products;
●	Collaborate with suppliers to confirm 3TG mineral usage and potential sources of these minerals;
●	Work with its suppliers through the product development process to understand the likelihood of 3TG minerals being incorporated into the design; and
●	Expects its suppliers to adopt policies with respect to 3TG minerals consistent with Coach’s stance.

In order to achieve these objectives, Coach developed a process consistent with the Organisation for Economic Co-operation and Development (“OECD”) due diligence framework for 3TG minerals, as further discussed below.

IV.           Reasonable Country of Origin Inquiry Information

Following a risk assessment to scope where 3TG minerals may be found in our products, we conducted a “reasonable country of origin inquiry” (“RCOI”). The RCOI was undertaken on the products sourced directly by, and manufactured for, Coach in 2014. Coach does not directly manufacture products but “contracts to manufacture” from its suppliers products that may contain 3TG minerals necessary to their functionality. Initially, Coach conducted X-Ray fluorescence testing of raw materials and metallized fabrics and reviewed the analytical chemistry data from a sample of products to determine whether 3TG minerals were intentionally added to these items. We then identified the suppliers who supplied the materials. The survey was administered via a web-based portal by a third-party service provider (the “Service Provider”), with manual and automated follow-up communications to improve survey response rate, and to complement Coach’s internal management process. Coach’s conclusions concerning 3TG mineral origin are based on information provided by the Service Provider derived from supplier responses and the Service Provider’s own analysis.

2

Coach and the Service Provider received survey responses, which were reviewed by both parties for plausibility, consistency and gaps. We required suppliers to provide corrections and clarification where needed.

We believe our RCOI process was reasonably designed and performed in good faith.

Pursuant to the conflict minerals rule, based on the results of Coach’s RCOI, Coach was required to conduct due diligence for 2014. These due diligence efforts are discussed below. Country of origin information is provided under “Item VII. Country of Origin Information” below.

3

V.           Due Diligence

Design of Due Diligence

Coach designed its due diligence measures to conform with the OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (the “OECD Guidance”), which includes the related supplements on tin, tantalum and tungsten and gold. Specifically, due to our classification as a “downstream” company within the supply chain, our due diligence practices were tailored accordingly based upon the OECD Guidance.

Due Diligence Measures Performed

Based upon the OECD Guidance, Coach’s due diligence measures included the following elements. These are not all of the discrete elements and tasks that are part of our compliance program.

●	OECD Step One: “Establish strong company management systems”

o
Adopted the Conflict Minerals Policy, as described earlier in this Conflict Minerals Report, which is reviewed annually. Our Conflict Minerals Policy is publicly available at www.coach.com/conflict-minerals-policy.html;

o	Included the Conflict Minerals Policy in our restricted substances list and manual;

o	Assembled an internal team to support supply chain due diligence;

o
Assembled a 3TG minerals oversight committee which is accountable for ensuring Coach meets all regulatory requirements and enterprise goals. The committee consists of executive leadership from the operations, finance and legal department;

o	Designated an internal resource, the Manager of Corporate Sustainability Strategy, to manage the program; and

o	Adopted a policy to keep 3TG minerals records relating to due diligence for at least five years.

●	OECD Step Two: “Identify and assess risk in the supply chain”

o
Sent requests to 49 suppliers to provide Coach with a completed Conflict Minerals Reporting Template (“CMRT”), which is the form developed by the Conflict Free Sourcing Initiative (the “CFSI”). Both Coach and the Service Provider followed up by phone and email with the suppliers that did not provide a response within a specified time frame. 100% of the suppliers surveyed responded to Coach’s request for information.

o
Coach and the Service Provider reviewed the responses received from suppliers. The Service Provider reviewed the responses for plausibility, consistency and gaps, and then followed up via phone or email with suppliers that submitted a response that triggered quality control flags.

4

o
The Service Provider reviewed the list of suppliers’ smelters and refiners and compared those lists against the list of compliant or the equivalent smelters and refiners published in the connection with CFSI’s Conflict-Free Smelter Program (“CFSP”), the London Bullion Market Association’s (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain of Custody Certification.

o
For those smelters and refiners identified by a supplier that were not listed as compliant or the equivalent by an independent third-party, the Service Provider attempted to contact the smelter or refiner to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the 3TG minerals.  Internet research also was performed to determine whether there are any outside sources of information regarding the smelters or refiners sourcing practices.

●	OECD Step Three: “Design and implement a strategy to respond to identified risks”

o	We reported risk management findings to senior management. We also reported to the Board of Directors regarding the results of our analysis.

o	Suppliers were ranked based on their risk profile, provided by the third party. No vendors were identified as “high risk.”

●	OECD Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

o
In connection with Coach’s due diligence, the Service Provider, on Coach’s behalf, utilizes information made available by the CFSI, LBMA and RJC concerning independent third-party audits of smelters and refiners.

●	OECD Step Five: “Report on supply chain due diligence”

o	Coach files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes the filings publicly available at www.coach.com/conflict-minerals-policy.html.

VI.           IDENTIFIED SMELTERS AND REFINERS

Based on the information provided by Coach’s suppliers and its own due diligence efforts within its supply chain for 2014,  Coach believes that the facilities used to process the necessary 3TG minerals in Coach products may have included the smelters and refiners in Table 1 below. Coach received no information from our direct suppliers indicating that tantalum or tungsten was present in any of our products.

This table makes use of the terms “Compliant”, “Active” and “Known”. “Compliant” means that a smelter or refiner was listed as compliant with the CFSI’s assessment protocols through mutual recognition, or was indicated as “Re-audit in process.” Included smelters and refiners were not necessarily compliant for all or part of 2014 and may not continue to be compliant for any future period. “Active” means that the smelter or refiner was listed by the CFSI as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement. A smelter or refiner is listed as “Known” if it was not Compliant or Active but is listed on the CMRT Standard Smelter Names Tab or the list of smelters and refiners published by the U.S. Department of Commerce. The status information reflected in this table is current as of April 14, 2015.

5

Coach received data from its suppliers on a company-level basis, meaning that the suppliers reported 3TG minerals contained in all products, not just those in the products that they sold to Coach. Accordingly, not all included smelters and refiners listed below may have processed the necessary 3TG minerals contained in Coach’s in-scope products.  Furthermore, the smelters and refiners listed in the table below may not be all of the smelters and refiners in Coach’s supply chain, since the suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG minerals content contained in Coach’s in-scope products. Due to its position in the supply chain, which is discussed earlier in this Conflict Minerals Report, Coach relies on its suppliers for accurate smelter and refiner information and its RCOI and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG minerals contained in its in-scope products.

Table 1: List of identified smelters and refiners

Mineral	Smelter Name	Status
Gold	Asahi Pretec Corporation	Compliant
Gold	Chimet S.p.A.	Compliant
Gold	Heraeus Ltd. Hong Kong	Compliant
Gold	Heraeus Ltd. Precious Metals GmbH & Co. KG	Compliant
Gold	Istanbul Gold Refinery	Compliant
Gold	LS-NIKKO Cooper Inc.	Compliant
Gold	Metalor Technologies (Hong Kong) Ltd	Compliant
Gold	Metalor Technologies SA	Compliant
Gold	Metalor USA Refining Corporation	Compliant
Gold	Mitsubishi Materials Corporation	Compliant
Gold	Nadir Metal Rafineri San Ve. Tic A.S.	Compliant
Gold	Ohio Precious Metals, LLC	Compliant
Gold	Royal Canadian Mint	Compliant
Gold	Shandong & Zhaojin Gold & Silver Refinery Co.	Compliant
Gold	Solar Applied Materials Technology Corp.	Compliant
Gold	Tanaka Kikinzoku Kogyo K.K.	Compliant
Gold	The Refinery of Shandong Gold Mining Co. LTD	Compliant
Gold	Umicore Brasil Ltda	Compliant

6

Gold	Umicore SA Business Unit Precious Metals Refining	Compliant
Gold	Valcambi SA	Compliant
Gold	Zijin Mining Group Co. Ltd	Compliant
Gold	Faggi Enrico SPA	Known
Gold	Guangdong Jinding Gold Limited	Known
Gold	Jiangxi Cooper Company Limited	Known
Tin	Alpha	Compliant
Tin	Cooper Santa	Compliant
Tin	CV United Smelting	Compliant
Tin	EM Vinto	Compliant
Tin	Elmet S.L.U (Metallo Group)	Compliant
Tin	Gejiu Non-Ferrous Metals Processing Co. LTD	Compliant
Tin	Malaysia Smelting Corporation (MSC)	Compliant
Tin	Metallo- Chimique N.V.	Compliant
Tin	Melt Metais E Ligas	Compliant
Tin	Mineracao Toboca S.A.	Compliant
Tin	Minsur	Compliant
Tin	OMSA	Compliant
Tin	PT Koba Tin	Compliant
Tin	PT Timah (Persero) Tbk Kundur	Compliant
Tin	PT Timah	Compliant
Tin	Thaisarco	Compliant
Tin	Yunnan Tin Company Limited	Compliant
Tin	China Tin Group Co., LTD	Active
Tin	CNMC (Guangxi) PGMA Co. LTD.	Known

VII.           Country of Origin Information

Following its due diligence efforts, Coach does not have sufficient information to conclusively determine the country of origin of the necessary 3TG minerals in at least a portion of its in-scope products. Of the 43 smelters and refiners of 3TG minerals identified for calendar year 2014, ten smelters and refiners were identified by the Service Provider as sourcing 3TG minerals at least in part from the Democratic Republic of the Congo (“DRC”) or adjoining countries; however, all ten smelters and refiners are listed as compliant by the CFSI as of April 14, 2015. 33 of the smelters and refiners were identified by the Service Provider as sourcing 3TG minerals from outside the DRC region, including from recycled or scrap sources, all of which were listed as compliant by the CFSI as of such date.

The countries of origin of the compliant smelters in the table above may have included the countries in the categories listed below.

7

L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of 3TG minerals: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

L2 - Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG minerals: Kenya, Mozambique and South Africa.

L3 - The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

Coach endeavored to determine the mine location of origin of the necessary 3TG minerals contained in its in-scope products by requesting that the suppliers provide it with a completed CMRT and through other procedures followed by Coach and its Service Provider that are described in this Conflict Minerals Report.

VIII.           Steps to Improve Due Diligence

Coach intends to further improve upon its supply chain due diligence via the following measures:

●	Continue to assess the presence and origin of 3TG minerals in its supply chain, using revision 4.0 of the CMRT for its 2015 supplier outreach;
●	Incorporate requirements relating to the responsible sourcing of 3TG minerals earlier in the supplier onboarding process;
●	Partner with suppliers to begin to identify their upstream suppliers where applicable by outreach earlier in the year ahead of the formal CMRT;
●	Encourage suppliers to partner with upstream suppliers to identify source materials through the adoption of their own conflict minerals policies;
●	Internally audit the strength effectiveness of our 3TG minerals program;
●	Encourage suppliers that have not yet done so to adopt and communicate their own responsible sourcing policies relating to 3TG minerals; and
●	Identify uncooperative suppliers and work with them to achieve our sourcing expectations or seek alternatives.

All of these steps are in addition to the steps that Coach took in respect of its 2014 compliance, which it intends to continue to take for 2015 to the extent applicable.

8

IX.           Independent Private Sector Audit

During the two year transition period contemplated by the Conflict Minerals Rule, and pursuant to subsequent written guidance published by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), we are not required to obtain an independent private sector audit.

This document contains forward-looking statements based on management's current expectations. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “intend,” “become,” “future,” “continue,” or comparable terms. Future results may differ materially from management's current expectations, based upon risks and uncertainties such as (1) the continued implementation of satisfactory traceability and other compliance measures by Coach’s direct and indirect suppliers on a timely basis, (2) whether smelters and refiners and other market participants responsibly source 3TG minerals, (3) political and regulatory developments within the  DRC region, the United States or elsewhere, and (4) changes in Coach’s supplier base, etc. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. Coach does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document to reflect the occurrence of unanticipated events. Please refer to Coach’s latest Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q for the quarterly periods ended December 27, 2014 and March 28, 2015, and its other filings with the SEC for a complete list of risks and other factors.

9